February 28, 2004

Re:	FMI Mutual Funds, Inc.

In response to item 77c we incorporate by reference from proxy material filed on submission type N-14/A on September
21, 2004 for Phoenix Equity Trust for file #333-118174
Accession number 0000949377-04-000614.

In response to matters submitted to a shareholder vote, a Special meeting of shareholders of the FMI Mutual Funds, Inc.
was held on October 7, 2004 the following matter was approved as follows for the FMI Sasco Contrarian Value Fund
(the "Contrarian Value Fund"):

1. With respect to the Contrarian Value Fund, a proposal to approve the Agreement and Plan of Reorganization, dated October 7, 2004, and the transactions it contemplates, including (a) the transfer of all of the assets of the FMI Sasco Contrarian Value
Fund, a series of the FMI Mutual Funds, Inc., to the Phoenix
Mid-Cap Value Fund, a series of Phoenix Equity Trust, in exchange soley for Class A shares of the Phoenix Mid-Cap Value Fund and the assumption by the Phoenix Mid-Cap Value Fund of all liabilities of the FMI Sasco Contrarian Value Fund and (b) the distribution of the shares of the Phoenix Mid-Cap Value Fund so received to shareholders of the FMI Sasco Contrarian Value Fund in complete liquidation of the FMI Sasco Contrarian Value Fund as follows:

	Affirmative		  262,814.293
	Against		   13,847.758
	Abstain		      292.000
	Total			  276,954.051